UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The E.W. Scripps Company

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

September 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811054402

1.	Names of reporting persons The Edward W. Scripps Trust
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percentage of class represented by amount in Row 9 0%
12.	Type of reporting person* OO

CUSIP No. 811054402

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Amendment”) amends and restates in their entirety the items included herein contained in the Schedule 13G filed by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) on August 30, 2011 and amended by Amendment No. 1 dated January 22, 2013 (the “Original Schedule 13G”) relating to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of The E. W. Scripps Company, an Ohio corporation (the “Issuer”).

On March 14, 2013, 23,163,464 of the Common Shares held by the Trust were distributed to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”), other than three Trust Beneficiaries who are minors (the “Minors”), and, on March 19, 2013, nine Class A Common Shares were sold in the market so that no fractional shares would be distributed. The remaining 593,934 Common Shares were distributed on September 20, 2013 (the “Distribution Date”) to trusts established for the purpose of holding the shares on behalf of the Minors. This Amendment is being filed to (a) report that the Trust no longer holds any Common Shares and (b) indicate that the voting provisions established by the order entered by the Court of Common Pleas, Probate Division, Butler County, Ohio on January 22, 2013 directing the Trustees of the Trust with respect to the voting of the Common Voting Shares then held by the Trust no longer apply to any Common Voting Shares.

Item 4. Ownership.

(a)	Amount beneficially owned:

As of the Distribution Date, the Trust is no longer a beneficial owner of any Common Shares.

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

CUSIP No. 811054402

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 20, 2013

THE EDWARD W. SCRIPPS TRUST

By:	Miramar Services, Inc. as Attorney-in-Fact

By:	/s/ Tracy Tunney Ward
on behalf of Miramar Services, Inc.